

13002441

NO Act

12/21/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-23-13

Re: Johnson & Johnson
Incoming letter dated December 21, 2012

Dear Ms. Ising:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Johnson & Johnson by the AFSCME Employees Pension Plan and Legal & General Assurance (Pensions Management) Limited. We also have received a letter from the proponents dated January 18, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

January 23, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 21, 2012

The proposal requests the board to adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that Johnson & Johnson would lack the power or authority to implement the proposal. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 18, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan and co-filer; request by Johnson & Johnson for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan and co-filer Legal & General Assurance (Pensions Management) Limited (together, the "Proponents"), submitted to Johnson & Johnson ("J&J") a shareholder proposal (the "Proposal") asking J&J's Board to adopt a policy (the "Policy") that the Chair of the Board should be an independent director, unless no independent director is available and willing to serve as Chair.

In a letter dated December 21, 2012 (the "No-Action Request"), J&J stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders. J&J urges that it may exclude the Proposal in reliance on Rule 14a-8(i)(6), as beyond the power or authority of J&J to implement.

J&J claims that the Proposal is excludable because it "does not provide the Board with an opportunity or mechanism to cure a violation in the event that the Chairman loses his or her independent status" and "it is not within the power of the Board to ensure that its Chairman or any other director will retain his or her independence at all times." (No-Action Request, at 4) J&J makes much of the fact that the Proposal seeks a policy "requiring" the Chairman to be independent. (Id. at 3)

J&J errs in describing the Proposal as requiring the Board to ensure continuing independence at all times. Rather, the Proposal includes a provision recognizing that, under some circumstances, an independent Chair might not be possible. The Proposal

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

211-12

specifically excuses compliance with the Policy in the event "no independent director is available and willing to serve as Chair." The Proposal thus recognizes the need for flexibility and would provide for waiver of the Policy, allowing Chairs to serve who are not independent, based on the unavailability of an independent director. In other words, the Policy requested by the Proposal would affirm the general principle favoring an independent Chair, but provide that this principle should yield when having an independent Chair is not feasible.

J&J argues that the Policy would not permit the Board to cure a violation of the Policy where a previously independent Chair loses his or her independent status because the Board would be forced to act to replace the non-independent Chair with another director. This is not a correct interpretation of the Proposal. If an independent replacement Chair could not be found, compliance with the Policy would be waived. J&J's statement that the Proposal "does not provide the Board with an opportunity or mechanism to cure a violation in the event that the Chairman loses his or her independent status" is thus inaccurate. The "opportunity or mechanism" included in the Proposal is waiver of the Policy. In this respect, the Proposal is similar to the proposal in the Merck determination, which asked Merck to adopt a policy that the Chair and CEO positions would be separated "whenever possible." The Staff declined to allow exclusion on (i)(6) grounds, reasoning that the proposal "provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal." (Staff Legal Bulletin 14C (June 28, 2005) (table comparing proposals)).

The Proposal's inclusion of waiver also sets the Proposal apart from those in the determinations cited by J&J on pages 3 and 4 of the No-Action Request. None of those proposals contained any provision excusing compliance under any circumstances, even when no independent directors were elected to the board or no independent director was willing to serve as Chair. J&J's choice to selectively quote only the first sentence of the Proposal's resolved clause, and to ignore the remainder of the resolved clause, which sets out the provision excusing compliance, creates an artificial impression that the Proposal is much more similar to previously excludable proposals than it actually is. (See No-Action Request, at 3 (table comparing proposal language))

The Proponents respectfully ask that J&J's request to exclude the Proposal in reliance on Rule 14a-8(i)(6) be denied. The Proponents appreciate the opportunity to be of assistance in this matter. If you have any questions, or need additional information, please do not hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP

Douglas K. Chia
Johnson & Johnson

Neil Higgens
Legal & General Assurance (Pensions Management) Limited

Manuel Isaza
Hermes Equity Ownership Services

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct +1 202.955.8287
Fax: +1 202.530.9631

Client 45016-01913

December 21, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of AFSCME Employees Pension Plan and Legal & General Assurance (Pensions Management) Limited
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan and Legal & General Assurance (Pensions Management) Limited (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders of Johnson & Johnson ("Johnson & Johnson" or the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

A copy of the Proposal, the supporting statement and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy, and amend the By-Laws of the Company as necessary, to require that the Chairman of the Board (the "Chairman") be an independent director. The Proposal is excludable under Rule 14a-8(i)(6) because it is not within the power of the Board to ensure that its Chairman or any other director will retain his or her independence at all times. The Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in situations where the Chairman loses his or her independence, and instead, only excuses compliance if no independent director is elected and willing to serve as Chairman.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff provided guidance on the application of

Rule 14a-8(i)(6) to shareholder proposals seeking to impose independence standards for directors. The Staff noted, in part:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005), as an example of a proposal that was properly excluded. As shown below, the language of the Proposal is almost identical to the language in the *Allied Waste Industries, Inc.* proposal, in that both "require" the chairman of the board to be independent and do not contain "language permitting the company to cure a director's loss of independence."

***Allied Waste* Proposal**	**The Proposal**
"The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	"The shareholders of Johnson & Johnson ("Johnson & Johnson" or the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board."

In *Allied Waste Industries,* the Staff granted no-action relief with respect to a proposal requesting the board of directors to amend the company's bylaws to require that an independent director who has not served as the chief executive of the company serve as chairman of the board. In granting relief, the Staff noted that it did not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal did not provide the board of directors with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

In accordance with SLB 14C, the Staff consistently has concurred in the exclusion of similar shareholder proposals where the proposal does not provide the board of directors with an opportunity or mechanism to cure situations where a chairman loses his or her independence. For example, in *Exxon Mobil Corp.* (avail. Jan. 21, 2010, *recon. denied* Mar. 23, 2010) and *Time Warner Inc.* (avail. Jan. 26, 2010, *recon. denied* Mar. 23, 2010) the Staff concurred with the exclusion under Rule 14a-8(i)(6) of proposals requesting that the board "adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board." In each instance, the Staff concurred that the proposal was beyond the board's power to implement, and therefore excludable under Rule 14a-8(i)(6). In *Time Warner*, the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *See also First Mariner Bancorp* (avail Mar. 12, 2010) (concurring with the exclusion of a proposal requesting that the board adopt a policy that the chairman of the board and chief executive officer be two different individuals and the chairman an independent director); *NSTAR* (avail. Dec. 19, 2007) (concurring with the exclusion of a proposal requesting that the chairman be independent and also not reside within 50 miles of the company's chief executive officer); *Verizon Communications Inc.* (avail. Feb. 8, 2007) (concurring with the exclusion of a proposal urging the board of directors to amend the company's bylaws to require that an independent director, as defined by the rules of the New York Stock Exchange, be its chairman); *E.I. du Pont de Nemours and Co.* (avail. Feb. 7, 2007) (concurring with the exclusion of a proposal requiring that the board of directors take steps to amend the bylaws to require that an independent director serve as chairman of the board); *General Electric Co.* (avail. Jan. 14, 2005) (concurring with the exclusion of a proposal requesting that a board of directors adopt a policy that an independent director serve as chairman of the board of directors).

Similar to the proposals considered in the numerous no-action letters noted above, the Proposal does not provide the Board with an opportunity or mechanism to cure a violation in the event that the Chairman loses his or her independent status. In such a scenario, the

Company would automatically violate the Proposal's independence requirement. As a result, compliance with the Proposal would require that the Chairman maintain his or her independence at all times. Therefore, consistent with the Staff's guidance in SLB 14C and in the no-action letters cited above, the Proposal is beyond the power of the Board to implement and is excludable under Rule 14a-8(i)(6).

Although the Proposal states that its requirement is "waived if no independent director is available and willing to serve as Chair," that provision addresses a different situation, and does not provide a cure for a situation where numerous independent directors serving on the Company's Board may be available and willing to serve as Chairman, but the individual previously selected as Chairman ceases to qualify as independent. Excusing compliance when no independent director is available and willing to be selected as Chairman does not provide a means for the Company to avoid (as stated in SLB 14C) "an automatic violation of the standard in the proposal" if the Chairman loses his or her independence. Rather, if the Chairman loses his or her independence, the Company will immediately be in violation of the Proposal's standard (regardless of whether another director who qualifies as independent is available and willing to serve as Chairman). Thus, the limited cure language in the Proposal does not address or eliminate the issue discussed in SLB 14C, and accordingly, the Proposal remains excludable under Rule 14a-8(i)(6).

In this regard, the Proposal differs significantly from the proposals cited by the Staff in SLB 14C as not being excludable under Rule 14a-8(i)(6) because, unlike the Proposal, those proposals either contained broadly drafted exceptions that addressed compliance in a number of situations (including where the Chairman loses his or her independence) or contemplated that the companies would create such exceptions in implementing the proposal. For example, in *Merck & Co., Inc.* (avail. Dec. 29, 2004), the Staff denied no-action relief with respect to a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer "whenever possible, so that an independent director who has not served as an executive officer of the [c]ompany" serves as chairman. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2004), the Staff denied no-action relief with respect to a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board will always be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances." In each of *Merck* and *Walt Disney*, the proposal contained specific language that excused compliance in instances where it was not possible for the chairman to be independent. As a result, the proposals did not require directors to maintain their independence at all times and therefore were not beyond the boards' power to implement. In contrast, the exception language in the

Proposal is limited to situations where an independent Chairman cannot be selected because no independent director is "available and willing to serve." This language does not address situations where an independent Chairman loses his or her independence and is therefore significantly different from the cure language the Staff cited in SLB 14C.

Furthermore, the Proposal also differs significantly from other independent chair proposals that the Staff has subsequently determined are not excludable under Rule 14a-8(i)(6). For example, in *Parker-Hannifin Corp.* (avail. Aug. 31, 2009), the Staff denied no-action relief under Rule 14a-8(i)(6) with respect to a proposal calling for an independent chairman of the board that also provided that, in the event a chairman of the board who was independent at the time he or she was selected is no longer independent, the board shall select a new chairman who satisfies the requirements of the proposal within 60 days. Similarly, in *Allegheny Energy, Inc.* (avail. Feb. 7, 2006), the Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal stated that "[t]his proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted." *See also Burlington Northern Santa Fe Corp.* (avail. Jan. 30, 2006) (same); *Newmont Mining Corp.* (avail. Jan. 13, 2006) (same); *General Electric Co.* (avail. Jan. 10, 2006) (same). In each instance, the proposal explicitly provided "an opportunity or mechanism to cure a violation" resulting from the company's inability to ensure that the chairman maintains his or her independence at all times.

The Proposal is similar to the proposals noted above where the Staff concurred that the proposal could be excluded because it does not provide the board with "an opportunity or mechanism to cure a violation of the standard requested" (as stated in SLB 14C). Accordingly, the Company lacks the power and authority to implement the Proposal and therefore, may exclude the Proposal under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(6).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
Charles Jurgonis, AFSCME Employees Pension Plan
Lisa Lindsley, AFSCME Employees Pension Plan
John Keenan, AFSCME Employees Pension Plan
Neil Higgens, Legal & General Assurance (Pensions Management) Limited
Manuel Isaza, Hermes Equity Ownership Services Ltd.
Cornish F. Hitchcock, Hitchcock Law Firm PLLC

101428183.1

GIBSON DUNN

EXHIBIT A


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 9, 2012

<u>VIA OVERNIGHT MAIL and FAX (732) 524-2185</u>
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Attention: Douglas K. Chia, Assistant General Counsel and Corporate Secretary

Dear Mr. Chia:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Johnson & Johnson (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED: The shareholders of Johnson & Johnson ("Johnson & Johnson" or the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

Johnson & Johnson's former CEO William Weldon serves as chair. We believe that having a former CEO serve as chair weakens a corporation's governance structure, which can harm shareholder value. Having a former CEO serve as chair is often called the apprentice model, and studies show the apprentice model can lead to underperformance. A 2010 study found apprenticed CEOs underperformed non-apprenticed CEOs on average (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co. Summer 2010), while a 2007 study found that CEOs who first served in lower roles while the previous CEO was chair performed significantly worse for investors from 1998 – 2006 (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007).

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and can support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that having a former CEO serve as chair creates a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at Johnson & Johnson, which has been "struggling to rebuild its reputation as one of the world's most trusted brands after a series of product recalls, manufacturing problems and government inquiries" ("J&J Names Outsider to Run Its Troubled Consumer Unit," *New York Times*, September 13, 2012) and where, in 2012, only 57 percent of shares voted supported the advisory vote on executive compensation.

Last year this proposal received support from nearly 43 percent of shares voted. We urge shareholders to vote for this proposal.




AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 13, 2012

To: Douglas K. Chia, Assistant General Counsel and Corporate Secretary, Johnson & Johnson
(732) 524-2185

From: Lisa Lindsley

Number of Pages to Follow: 2

Message: Attached please find proof of ownership for shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You

EMPLOYEES PENSION PLAN

November 13, 2012

<u>VIA OVERNIGHT MAIL and FAX (732) 524-2185</u>
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Attention: Douglas K. Chia, Assistant General Counsel and Corporate Secretary

Dear Mr. Chia:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

November 9, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for JOHNSON & JOHNSON (cusip 478160104)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **20,084 shares of Johnson & Johnson** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Johnson & Johnson** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 16, 2012

VIA FEDERAL EXPRESS

AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036-5687

Attention: Charles Jurgonis

Dear Mr. Jurgonis:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 9, 2012 of the shareholder proposal submitted by you asking the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Board Chairman be an independent director under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

Please feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Douglas K. Chia

cc: L. Elberg, Esq.

Direct Tel +44 (0)20 3124 3124
Date 12th November 2012


RECEIVED
NOV 1 7 2012
DOUGLAS CHIA


Legal & General

INVESTMENT MANAGEMENT

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933 USA

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Chia:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Johnson & Johnson plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to elections to the composition of the board of directors. This proposal is being co-sponsored with the AFSCME Employees Pension Plan.

We are working with our client, Hermes Equity Ownership Services, on this matter and would be very interested in having a dialogue with the Company regarding the issues raised by this resolution. Please advise how we can best effectuate such a dialogue with the proponents.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of Johnson & Johnson common stock for more than one year and plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND." and "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The shareholders of Johnson & Johnson ("Johnson & Johnson" or the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

Johnson & Johnson's former CEO William Weldon serves as chair. We believe that having a former CEO serve as chair weakens a corporation's governance structure, which can harm shareholder value. Having a former CEO serve as chair is often called the apprentice model, and studies show the apprentice model can lead to underperformance. A 2010 study found apprenticed CEOs underperformed non-apprenticed CEOs on average (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co. Summer 2010), while a 2007 study found that CEOs who first served in lower roles while the previous CEO was chair performed significantly worse for investors from 1998 – 2006 (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007).

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and can support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that having a former CEO serve as chair creates a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at Johnson & Johnson, which has been "struggling to rebuild its reputation as one of the world's most trusted brands after a series of product recalls, manufacturing problems and government inquiries" ("J&J Names Outsider to Run Its Troubled Consumer Unit," *New York Times*, September 13, 2012) and where, in 2012, only 57 percent of shares voted supported the advisory vote on executive compensation.

Last year this proposal received support from nearly 43 percent of shares voted. We urge shareholders to vote for this proposal.


RECEIVED
NOV 13 2012
DOUGLAS CHIA


citi

12 November 2012

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Chia:

I write in connection with the shareholder proposal recently submitted by Legal & General Assurance (Pensions Management) Limited ("L&G").

This will confirm that on the date L&G submitted that proposal, L&G beneficially held 136,721 shares of Johnson & Johnson common stock under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 908 a/c ***FISMA & OMB Memorandum M-07-16*** and L&G beneficially held 113,022 shares of Johnson & Johnson common stock under the account name of "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND DE B in DTC Citi 908 a/c ***FISMA & OMB Memorandum M-07-16*** and that L&G continuously held more than $2000 worth of J&J common stock for more than one year prior to that date.

Yours sincerely,

Chris Robinson
Senior Vice President
Department Manager
CTS EMEA, SFS Client Delivery



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 16, 2012

VIA FEDERAL EXPRESS

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
United Kingdom

Attention: Jeremy Smith

Dear Mr. Smith:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 14, 2012 of the shareholder proposal submitted by you asking the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Company's Board Chairman be an independent director under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal"), which you have submitted in coordination with the AFSCME Employees Pension Plan.

Please feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,



Douglas K. Chia

cc: L. Elberg, Esq.

From: Chia, Douglas [JJCUS] <DChia@its.jnj.com>
Sent: Friday, November 09, 2012 8:33 PM
To: John Keenan
Cc: Lisa Lindsley
Subject: Re: Copy of shareholder proposal filed today

John:

Thanks. I confirm receipt. I'll try to call you next week to discuss.

Doug

On Nov 9, 2012, at 6:47 PM, "John Keenan" <JKeenan@afscme.org> wrote:

Dear Doug,

Attached please find a copy of the shareholder proposal filed today. We attempted to fax this to you as well, but it did not appear to be going through. Please feel free to let me know if you have any questions.

Regards,

John

John Keenan
Corporate Governance Analyst
AFSCME
(202) 429-1232 p
(202) 223-3255 f
jkeenan@afscme.org

<Johnson & Johnson 2013 Filing Package 11.9.12.pdf>

From: Chia, Douglas [JJCUS] <DChia@its.jnj.com>
Sent: Wednesday, November 14, 2012 5:30 PM
To: John Keenan
Subject: RE: Copy of shareholder proposal filed today

No problem. Thanks for this.

From: John Keenan [mailto:JKeenan@afscme.org]
Sent: Wednesday, November 14, 2012 5:28 PM
To: Chia, Douglas [JJCUS]
Subject: RE: Copy of shareholder proposal filed today

Doug,

Here you go, sorry I did not get this to you yesterday. Also, I attach a pdf of the proof of ownership that you should have received today as well.

John

From: Chia, Douglas [JJCUS] [mailto:DChia@its.jnj.com]
Sent: Tuesday, November 13, 2012 4:25 PM
To: John Keenan
Subject: RE: Copy of shareholder proposal filed today

John:

If you could send me the Word version of the proposal and supporting statement, that would be most helpful. Thanks.

Doug

From: John Keenan [mailto:JKeenan@afscme.org]
Sent: Friday, November 09, 2012 6:46 PM
To: Chia, Douglas [JJCUS]
Cc: Lisa Lindsley
Subject: Copy of shareholder proposal filed today

Dear Doug,

Attached please find a copy of the shareholder proposal filed today. We attempted to fax this to you as well, but it did not appear to be going through. Please feel free to let me know if you have any questions.

Regards,

John

From:	Lisa Lindsley <LLindsley@afscme.org>
Sent:	Thursday, December 13, 2012 4:14 PM
To:	Chia, Douglas [JJCUS]
Cc:	John Keenan; m.isaza@hermes.co.uk
Subject:	Revisions to Supporting Statement of Independent Chair Proposal
Attachments:	JNJ 2013 independent chair proposal proposed revisions.docx
Follow Up Flag:	Follow up
Flag Status:	Flagged

Dear Doug,
Pursuant to our conference call this morning, we have made the attached revisions to our supporting statement. We believe the revised statement more accurately reflects the developments at JNJ that have transpired since we filed the independent board chair proposal.

Best regards,

Lisa Lindsley
Director, Capital Strategies
AFSCME
+1.202.429.1275 (Office)
*** FISMA & OMB Memorandum M-07-16 ***
LLindsley@afscme.org
www.afscme.org

RESOLVED: The shareholders of Johnson & Johnson ("Johnson & Johnson" or the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

CEO Alex Gorsky also serves as Chair of Johnson & Johnson's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former Chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

~~Johnson & Johnson's former CEO William Weldon serves as chair. We believe that having a former CEO serve as chair weakens a corporation's governance structure, which can harm shareholder value. Having a former CEO serve as chair is often called the apprentice model, and studies show the apprentice model can lead to underperformance. A 2010 study found apprenticed CEOs underperformed non-apprenticed CEOs on average (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co. Summer 2010), while a 2007 study found that CEOs who first served in lower roles while the previous CEO was chair performed significantly worse for investors from 1998 – 2006 (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007).~~

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and can support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that having a ~~former~~ CEO serve as chair creates a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression,* Booz & Co., Summer 2010).

In recombining the chair and CEO positions, we believe the Board missed an opportunity to change our company's governance structure to enhance oversight of management at Johnson & Johnson~~We believe that independent board leadership would be particularly constructive at~~

~~Johnson & Johnson~~, which has been "struggling to rebuild its reputation as one of the world's most trusted brands after a series of product recalls, manufacturing problems and government inquiries" ("J&J Names Outsider to Run Its Troubled Consumer Unit," *New York Times*, September 13, 2012) and where, in 2012, only 57 percent of shares voted supported the advisory vote on executive compensation.

Last year this proposal received support from nearly 43 percent of shares voted. We urge shareholders to vote for this proposal.